UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES ACT OF 1934
For the month of April, 2007
Commission File Number: 0-29154
IONA Technologies PLC
(Translation of registrant’s name into English)
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑     Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐     No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

FOR IMMEDIATE RELEASE:

Contacts:
Rob Morton	David Roy
Corporate Communications	Investor Relations
(781) 902-8139	(781) 902-8033
robert.morton@iona.com	david.roy@iona.com
IONA ACQUIRES LOGICBLAZE
Acquisition Accelerates IONA’s Ability to Deliver Open Source Solutions for Enterprise SOA
DUBLIN, Ireland & WALTHAM, Mass. — April 10, 2007 — IONA® Technologies (NASDAQ: IONA), a world leader in distributed service-oriented architecture (SOA) infrastructure solutions for performance-demanding IT environments, today announced the acquisition of LogicBlaze, a leading provider of Open Source solutions for Service Oriented Architecture (SOA) and business integration. LogicBlaze is privately held, and financial terms of the transaction were not disclosed.
The all-cash acquisition of LogicBlaze enables IONA to accelerate its strategy of delivering innovative, enterprise Open Source SOA solutions to the large IT organizations typified by the Company’s customers. As a result of the acquisition, the LogicBlaze organization, including co-founders Hiram Chirino, Rob Davies and James Strachan will join IONA’s Open Source business.
LogicBlaze’s employees are respected experts in the Open Source community, and are key contributors to the most popular Open Source projects related to SOA, including Apache ActiveMQ and Apache ServiceMix. Many IT organizations and ISV’s are incorporating these innovative Apache projects as key components of their software infrastructure in enterprise SOA environments.
“IONA’s customers are looking for ways to reduce costs, while at the same time seeking to add the innovation and flexibility required of IT to rapidly respond to changing business requirements. In a ‘flat world,’ Open Source communities are providing a new level of creativity to support the trend toward SOA. IONA is committed to combining the innovation of Open Source with innovation from IONA and its partners to deliver solutions based on IONA’s unique, distributed approach to SOA,” said Peter Zotto, CEO, IONA. “LogicBlaze brings proven Open Source expertise to IONA to further advance our leadership in delivering Open Source SOA infrastructure to our customers. We’re very pleased to have the LogicBlaze employees join the IONA family.”
The ability to deliver enterprise-level support to companies deploying Open Source technologies is critical as an increasing number of global 2000 customers incorporate Open Source into their performance-demanding, distributed SOA environments. The acquisition of LogicBlaze is based upon of IONA’s vision that successful SOA deployments will involve the use of multiple technologies, including many from the Open Source community. IONA is committed to supporting its customers’ desire to incorporate these technologies in their SOA environment.
“As a greater number of large IT organizations embrace the use of Open Source technology to support their mission-critical applications, they want to know that the innovation of Open Source is paired with world-class service and support from the development stage through deployment,” said James Strachan. “This is a philosophy shared by IONA and LogicBlaze.”
Rob Davies continued, “IONA has demonstrated a deep commitment to Open Source and truly values the innovation being driven by the Open Source community. We’re excited that LogicBlaze is now an important part of IONA’s Open Source business and by the opportunities this represents for customers adopting Open Source technologies in the enterprise.”
Hiram Chirino concluded, “Open Source is rapidly becoming more mainstream as customers become better educated and are better able to understand the unique value proposition of using Open Source software in their enterprise IT deployments, including SOA. The combination of IONA and LogicBlaze offer our customers even greater confidence that the Open Source technologies on which they build their SOA infrastructure are backed by true leaders in the Open Source community and the software industry.”
Conference Call
Interested parties are invited to join a conference call this morning at 11:00 am Eastern time (3:00 pm GMT). Participants can dial 866-617-1526 in the US or +1 210-795-0624 internationally. The audio Webcast can be accessed at www.iona.com/investors. The pass code for access to the conference call and Webcast is IONA. A replay of the call will be available through May 10, 2007 and can be accessed at www.iona.com/investors or by dialling 888-562-4490 in the US or +1 203-369-3757 internationally.
About IONA
For more than a decade, IONA® Technologies (NASDAQ: IONA) has been a world leader in delivering high-performance integration solutions for Global 2000 IT environments. IONA pioneered standards-based integration with its CORBA-based Orbix® products. IONA's Artix™, an advanced SOA infrastructure solutions suite enables customers to leverage service-oriented architecture to streamline and modernize IT environments. The Celtix™ family of Open Source distributed SOA infrastructure products allows customers to take advantage of the economic benefits associated with the use of Open Source software.
IONA is headquartered in Dublin, Ireland, with U.S. headquarters in Waltham, Massachusetts and offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.
About LogicBlaze
LogicBlaze, Inc. provides development, services and support for proven Open Source SOA technologies including the ActiveMQ messaging platform and ServiceMix enterprise service bus, LogicBlaze’s open, standards-based solutions give IT organizations a reliable, scalable and manageable environment for SOA.
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This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements concerning expectations regarding future financial performance, profitability and future operating performance. The forward-looking statements made are neither promises nor guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated or indicated, including risks and uncertainties relating to IONA’s cost management efforts; growth in market demand for service oriented architectures; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; delays or issues with the development, launch and market acceptance of new and improved products; undetected errors in software; the integration of this or any future acquisitions; anticipated tax rates; and general economic conditions, including their effect on the acquisition of new accounts and the time required to close sales transactions. For a more detailed discussion of the risks and uncertainties, please refer to our most recent Annual Report on Form 20-F and other periodic reports and registration statements filed with the Securities and Exchange Commission. You should not place undue reliance on any such forward-looking statements in this press release, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and IONA disavows and disclaims any obligation to do so.
IONA, IONA Technologies, the IONA logo, Orbix, High Performance Integration, Artix, Celtix, Celtix Enterprise and Making Software Work Together are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. CORBA is a trademark or registered trademark of the Object Management Group, Inc. in the United States and other countries. All other trademarks that may appear herein are the property of their respective owners.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC
Date: April 10, 2007	By:	/s/ Peter M. Zotto
Peter M. Zotto
Chief Executive Officer